Exhibit 99.2


      ELSCINT AND ELBIT MEDICAL TO PARTICIPATE IN TELEVISION CHANNEL TENDER

         JOINT VENTURE WITH TAYA GROUP TO BID FOR OPERATIONS OF ISRAEL'S
                              CHANNEL 2 TV STATION

Tel-Aviv, Israel - November 30, 2004 - Elscint Ltd. (NYSE: ELT) ("Elscint") today announced that on November 29, 2004, together with its controlling shareholder Elbit Medical Imaging Ltd. ("EMI"), it has entered into a binding Term Sheet with Taya Communications Ltd., an unrelated third party, for the establishment of a joint venture company ("the Tendering Company"), which shall submit a bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period.

Pursuant to the Term Sheet, Elscint and EMI shall each acquire 25% of the Tendering Company (to be known as "Canne"), while Taya Communications Ltd., a public company traded on the Tel Aviv Stock Exchange and the owner and operator inter alia of television studios and media marketing companies ("Taya") will take up the remaining 50%. The bids in the tender are to be submitted by January 20, 2005.

EMI and Elscint on the one hand, and Taya on the other hand, will each contribute one half of the anticipated costs to be incurred in the preparation and submission of the tender bid, anticipated to be in the aggregate amount of NIS 10 million (approximately $2.2 million). In the event that the tender bid is successful, Elscint and EMI will each contribute 25% of the financial obligations imposed upon the franchisee.

Rachel Lavine, President and CEO commented: "The Channel 2 tender represents a unique opportunity to further develop our business model in the entertainment and leisure industry by expanding into the field of telecommunications."

Abraham (Rami) Goren, Chairman of the Board of Elscint, added: "The Taya Group are a very professional team with considerable practical experience in television, and we are confident that our combined forces will enable us to put up an attractive and competitive bid."

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

   Company Contact:                             Investor Contact:
   ----------------                             -----------------
   Mr. Motti Sherf                              Rachel Levine
   011-972-011-972-544-666332                   The Anne McBride Company
                                                1-212-983-1702 x207
                                                rlevine@annemcbride.com
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